Exhibit 99.1
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
8 August 2011
Sims Metal Management Limited
FY11 Full Year Results Briefing
Conference Call
Sims Metal Management Limited will release its FY11 full year results to:
•	Australian Securities Exchange on the morning of Friday, 26 August 2011; and

•	New York Stock Exchange on the evening of Thursday, 25 August 2011.
Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY11 Full Year Results Briefing

FROM AUSTRALIA
Date:	26 August 2011
Time:	9:00 am (Eastern Standard Time)

FROM UNITED STATES
Date:	25 August 2011
Time:	6:00 pm (Central Daylight Time) / 7:00 pm (Eastern Daylight Time)
Live Q&A’s — via Conference Call
Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:
•	Australia — 1800 554 798

•	United States — 1866 839 8029

•	International — +61 2 8113 1401

•	Conference ID — 2960169
If you wish to participate via the Conference Call, you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.
Live and Archived Audio Webcast
Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.
For further information contact
Daniel Strechay
Group Director — Communications & Public Relations
Tel: +1 212 500 7430